Media Release 7 September 2018

Exhibit 99.1

James Hardie appoints Jack Truong as CEO successor

James Hardie Industries plc (ASX:JHX) announced today that Dr Jack Truong, currently the Company’s President - International since April 2017, will succeed long-standing CEO Louis Gries as the incoming CEO of James Hardie Industries.

Dr Truong who continues to be based out of North America, will be formally appointed to the CEO role toward the end of the company’s 2019 fiscal year, at which time Mr Gries will step down as CEO and from the Board.

The Board has determined that a structured transition is in the best interest of shareholders and an approximate six month handover period has been established, during which time Mr Gries will remain in the CEO role and Dr Truong will become President and Chief Operating Officer with the responsibility of running the Group’s global business. He currently has responsibility for the operations of the Asia Pacific Fiber Cement business and the Europe Building Products business.

Reflecting on the decision to appoint Jack, James Hardie Chairman, Michael Hammes, said: “The Board has selected Jack following a rigorous and extensive process that included a strong field of internal candidates. The decision considered the transition from Louis’ immensely successful 13-year tenure as CEO of James Hardie and the requirement for the incoming candidate to possess strong operational experience and industry knowledge.

“Jack offers the ideal combination of commercial expertise, operational excellence, and leadership in order to continue to grow the business and maintain the industry-leading performance, across multiple geographies, established by Louis over a long period.”

Commenting on his appointment, Dr Truong said: “It is an honor to be asked by the Board to succeed Louis as CEO of James Hardie. I have had the privilege of working with him for the last couple of years in positioning James Hardie for significant international growth in Asia Pacific and Europe. Louis’ depth of industry expertise is unrivalled and I look forward to having his knowledge available to me during the transition.”

Louis Gries joined James Hardie in 1991, becoming CEO in February 2005. Mr Hammes paid tribute to Mr Gries’ leadership as CEO during which time James Hardie delivered strong top-line growth and differentiated returns while increasing the market capitalization from less than A$3.0 billion to A$9.21 billion.

Mr Gries commented: “It has been a privilege to work for James Hardie the past 27 years and to have the opportunity to lead the company over the last 13 years. I am particularly proud of the establishment of the Asbestos Injury Compensation Fund in 2007, the establishment and execution of our 35/90 strategy in North America and more recently the strategic acquisition of Fermacell which positions the Company for long-term growth in Europe.

1 JHX market capitalization as at 6 September 2018 based on closing share price of A$20.87.

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“In Jack we have a strong and capable executive to lead James Hardie’s strategic direction, and the company’s operational and financial performance into the future. I hope to be of great value in my ongoing support of Jack.”

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Investor/Analyst Enquiries:	Media Enquiries:

Jason Miele, Vice President	Jim Kelly
Investor & Media Relations	Domestique
+61 2 8845 3352	+61 412 549 083
media@jameshardie.com.au

Dr Jack Truong
BS, PhD

Dr Jack G. Truong has been President of International Operations at James Hardie since April 2017. Dr Truong’s ability to anticipate global market trends and deliver profitable revenue growth is evidenced by his extensive multinational and multisector business experience.

Prior to James Hardie, Dr Truong was the President and Chief Executive Officer of leading home appliance manufacturer, Electrolux North America Inc, a $5+ billion revenue and 14,000+ employee business at the time of his leadership.

Before joining Electrolux, Dr Truong enjoyed a successful 22-year career at 3M Company, where he held senior leadership roles throughout the United States, Europe and Asia-Pacific, including Vice President and General Manager of the Global Construction and Home Improvements Division and Global Office Supplies Division.

As an engineer and inventor himself – earning his PhD in chemical engineering from the Rensselaer Polytechnic Institute in New York – Dr Truong is the recipient of 11 U.S. patents and several international patents. Dr Truong also enjoys giving time to philanthropic causes and professional industry associations, receiving multiple accolades for his humanitarian work and business accomplishments.

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Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 22 May 2018, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan

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facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

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